FAIRFAX  News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, October 6, 2005
UPDATE ON HURRICANE LOSSES; PURCHASE OF ODYSSEY RE SHARES;
SALE OF ZENITH SECURITIES
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX: FFH.SV) (NYSE: FFH) announces an updated estimate of aggregate potential net losses relating to Hurricane Katrina of approximately $388 million before tax and minority interests, or approximately $233 million after tax and minority interests, reflecting new information received and an expected aggregate industry loss estimate of approximately $50 billion (the company’s initial estimate was based on an expected aggregate industry loss estimate of approximately $30 billion). The majority of the increase from the company’s initial estimate derived from an increase in OdysseyRe’s initial estimate of a range up to $100 million and $52 million, respectively, before and after tax and minority interests. The estimated losses related to Hurricane Katrina are recorded within Fairfax’s insurance and reinsurance companies as follows:

	Before Tax and Minority	After Tax and Minority
	Interests	Interests
	($ millions)
OdysseyRe	225	117
Crum & Forster	48	31
Group Re	85	74
Northbridge	30	11

	388	233
Fairfax also announces an initial estimate of aggregate potential net losses relating to Hurricane Rita of approximately $77 million before tax and minority interests, or approximately $42 million after tax and minority interests. The estimated losses related to Hurricane Rita are recorded within Fairfax’s insurance and reinsurance companies as follows:

	Before Tax and Minority	After Tax and Minority
	Interests	Interests
	($ millions)
OdysseyRe	50	26
Crum & Forster	12	8
Group Re	5	4
Northbridge	10	4

	77	42

All of the above estimates are based on currently available information. Fairfax recognizes that at this stage it is not possible to make a calculation of its financial exposure to claims relating to Hurricanes Katrina and Rita with a high degree of certainty.
Odyssey Re Holdings Corp. has agreed to sell 4.1 million shares of common stock at $24.96 per share. Fairfax will purchase 3.1 million of the shares being sold in order to maintain its current ownership interest in OdysseyRe.
During the third quarter, certain of the company’s U.S. subsidiaries sold an aggregate of $30 million of Zenith National Insurance Corp. (NYSE:ZNT) convertible debentures and 2,157,524 shares of Zenith common stock (including the 2,000,000 shares whose sale was previously announced), resulting in a pre-tax realized gain of approximately $131 million. Fairfax continues to hold approximately 2.56 million shares, or approximately 11%, of Zenith common stock, on a fully diluted basis.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946